

July 11, 2012

Via E-mail
Uri Ben-Or, Chief Financial Officer
Topspin Medical, Inc.
16 Hatidhar St.
P.O.Box 4131
Raanana, Israel 43652

>   **Re: Topspin Medical, Inc.**
>   **Amendment No. 2 to Form 8-K**
>   **Filed April 24, 2012**
>   **File No. 333-144472**

Dear Mr. Ben-Or:

We issued comments to you on the above captioned filing on May 8, 2012. As of the date of this letter, these comments remain outstanding and unresolved. We expect you to provide a complete, substantive response to these comments by July 25, 2012.

If you do not respond, we will, consistent with our obligations under the federal securities laws, decide how we will seek to resolve material outstanding comments and complete our review of your filings and your disclosure. Among other things, we may decide to release publicly, through the agency's EDGAR system, all correspondence, including this letter, relating to the review of your filing, consistent with the staff's decision to release publicly comment letters and response letters relating to disclosure filings it has reviewed. You can find more information about the staff's decision to release filing correspondence at http://www.sec.gov/divisions/corpfin/cfannouncements/edgarcorrespondence.htm, http://www.sec.gov/news/press/2004-89.htm and http://www.sec.gov/news/press/2005-72.htm.

Please contact Allicia Lam at 202-551-3316, Daniel Morris at 202-551-3314 or me at 202-551-3528 if you have any questions.

Sincerely,

/s/ Amanda Ravitz

Amanda Ravitz
Assistant Director

cc: Ben Strauss, Esq., Pepper Hamilton LLP